June 15, 2010

Lawrence J. Ellison
Chief Executive Officer
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065

> **Re: Oracle Corporation**
> **Form 10-K for the Fiscal Year Ended May 31, 2009**
> **Filed June 29, 2009**
> **File No. 0-51788**
> **Response Letter Dated June 4, 2010**

Dear Mr. Ellison:

We refer you to our comment letter dated March 17, 2010 regarding business contacts with Cuba, Iran, Sudan, and Syria. We have completed our review of this subject matter and have no further comments at this time.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance